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September 21, 2006

Mr. Brion R. Thompson

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ING Risk Managed Natural Resources Fund

File Nos. 333-136495 and 811-21938

Dear Mr. Thompson:

Enclosed for filing on behalf of ING Risk Managed Natural Resources Fund, a newly organized, non-diversified closed-end management investment company (“Fund” or “Registrant”), is one copy of Pre-Effective Amendment No. 1 to the Fund’s registration statement under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 1 to the Fund’s registration statement under the Investment Company Act of 1940, as amended (“1940 Act”) on Form N-2 (the “Registration Statement”), in electronic format.

Set forth below are the Fund’s responses to comments received from the staff of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) by letter dated September 8, 2006 (“Comment Letter”). To assist in your review of these revisions, a marked copy of the prospectus (“Prospectus”) and statement of additional information (“SAI”) contained in the Registration Statement will be delivered to you via courier. Unless stated otherwise, our references to page numbers relate to the enclosed marked copy of the Prospectus.

Set forth below in italics are the comments received in the Comment Letter concerning the Registration Statement as initially filed on August 10, 2006 (“Initial Filing”). Set forth below is each SEC staff comment and the Registrant’s response to each of those comments. Page references are to the Registration Statement. Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

Prospectus

Cover Page

1.

Disclosure in the first paragraph states that one purpose of the fund’s “collar” strategy is to help the fund achieve its total return investment objective by generating premium income. However, subsequent disclosure indicates that the gains to be derived from the fund’s “collar” strategy typically will result in short-term capital gains and not income to the fund. Accordingly, please explain to us how the fund’s “collar” strategy is intended to achieve the current income component of the fund’s investment objective.

Response: The disclosure relating to the Fund’s collar strategy has been revised to more accurately reflect the objective of the collar strategy which entails generating capital gains in declining markets from the purchase of put options and premiums from writing call options. References to “premium income” as an investment objective have been removed.

2.	Disclosure in the second paragraph states that the fund intends to invest at least 80% of its managed assets in the equity securities of, or derivatives linked to the equity securities of, Natural Resources Companies. Please add disclosure clarifying the derivatives that the fund will include within the 80% basket of securities of Natural Resources Companies. For example, does it include the fund’s proposed “collar” strategy utilizing put and call options on Resource Indices (e.g., Energy Select Sector Index, Materials Select Sector Index) and/or related exchange traded funds? If so, please explain to us why put and call options on Resource Indices and/or related exchange traded funds are derivatives linked to the equity securities of Natural Resources Companies.

Response: The requested disclosure clarifying the derivatives that the Fund will include within the 80% basket of securities of Natural Resources Companies has been added. The disclosure has also been revised to indicate the types of investments included in the 80% basket of Natural Resources Companies.

3.	Please add disclosure to the second paragraph defining the term natural resources. For example, the disclosure could define natural resources as naturally occurring substances that are considered valuable in their relatively unmodified (natural) form (e.g., land, fish, timber, oil, minerals). Also, please provide support for your view that energy companies are Natural Resources Companies, identifying each type of energy company in which the fund intends to invest. Provide the same support for your view that Natural Resources Companies include companies that own or develop other basic commodities and companies that supply goods and services to Natural Resources Companies.

Response: The Fund has added the requested disclosure defining the term “natural resources.” Further, please see Attachment A which outlines the sectors, sub-sectors and industry group included in the Goldman Sachs Natural Resources Index, the Energy Select Sector Index and the Materials Select Sector Index. Attachment A is provided as support of Fund’s view that energy companies are Natural Resources Companies (as that term is defined in the prospectus on the cover page) and that Natural Resources Companies includes companies that own or develop other basic commodities and companies that supply goods and services to Natural Resources Companies.

4.	Please disclose the specific criteria the fund will use to determine whether a company is a Natural Resources Company (e.g., 50% of a company’s assets or 50% of its revenues are derived from a natural resource).

Response: The Fund will invest in the equity securities of, or derivatives linked to the equity securities of, companies that are primarily engaged in owning or developing energy, other natural resources and basic materials, or supply goods and services to such companies, which the Fund has defined as “Natural Resources Companies.” The Fund will consider a company to be a Natural Resources Company if (i) at least 50% of the company’s assets, sales, or profits are committed to or derived from any of the energy, other natural resources, or basic materials industries; or (ii) a third party has given the company an industry or sector classification in the energy, other natural resources or basic materials sectors. This disclosure relating to the specific criteria that the Fund will use to determine whether a company is a Natural Resources Company has been added to the cover page of the Fund’s prospectus.

5.	Disclosure near the end of the cover page states that the fund may invest up to a maximum of 90% of its net assets in energy-related companies or natural resources companies. Please explain to us how this statement is consistent with the earlier statement that the fund intends to invest at least 80% of its assets in Natural Resources Companies. For example, does the fund intend to invest 80% of its net assets in Natural Resources Companies and the remaining 10% in energy-related companies?

Response: Pursuant to its investment strategy, the Fund intends to invest at least 80% of its managed assets in Natural Resources Companies but the Fund may go as high as 90% in energy related companies. Energy related companies currently comprise the largest segment of the natural resources sector (please refer to Attachment A for further support). The Fund believes that energy related companies are included in the group of companies that constitute Natural Resources Companies (as defined in the prospectus.) In the event the Fund is 90% invested in energy related companies, the Fund would still be within its 80% investment policy.

Summary

“Collar” Strategy, page 3

6.	Please identify the various types of companies within each of the Resource Indices.

Response: The Fund has disclosed the various types of companies within each of the Resources Indices beginning on page 3 of the prospectus.

Risks

Short Sales Risk, page 15

7.	Disclosure in this risk section and in Short Sales Risk on page 33 of the prospectus states that the fund may engage in both short sales and short sale “against the box” transactions. Disclosure on page 25 of the prospectus under the caption Other Investment Policies describes only the fund’s possible investment in short sale “against the box” transactions. Please revise the disclosure where appropriate throughout the registration statement to consistently state the fund’s intention to engage in both short sales and short sale against-the-box transactions.

Response: The disclosure relating to short sales has been revised to consistently state the Fund’s intention to engage in both short sales and short sales against-the-box.

Investment Advisers, page 39

8.	Please add disclosure describing the “investment advisory and portfolio management services” that ING Investments will provide to the fund. See Item 5(a)(1)(i) of Form N-1A.

Response: The Fund has enhanced the disclosure relating to the service that ING Investments will provide to the Fund.

Investment Management Team, page 40

9.	Please revise the disclosure of Anthony Socci and Jody F. Hrazanek to clarify each of their business experience during the last five years. See Item 9.1.c of Form N-2.

Response: The Fund has revised the disclosure relating to Jody F. Hrazanek accordingly; however the disclosure relating to Anthony Socci has not been revised as it currently reflects his business experience during the last five years.

Statement of Additional Information

Fundamental Policies, page 7

10.	Disclosure throughout the prospectus states the fund’s intention to concentrate in the energy and natural resources industries. Please revise Fundamental Policy 3 to state clearly the fund’s intent to concentrate in both the energy and natural resources industries.

Response: The Fund has revised the disclosure included in the Statement of Additional Information to clearly state the Fund’s intent to concentrate in both the energy and other natural resources industries. While the disclosure in Fundamental Policy 2 that the Staff refers to above remains unchanged, the Fund has added disclosure on page 1 of the Statement of Additional Information which defines the nature of the companies in which the Fund will invest in.

General Comments

11.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Fund has made the conforming changes.

12.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Fund looks forward to working with the staff to resolve any issues that may be raised in subsequent filings or with any additional information provided to the Commission.

13.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund does intend to omit certain information in reliance on Rule 430A under the Securities Act including information relating to the public offering price, underwriting syndicate (including any material relationships between the Fund and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

14.	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund has not submitted an exemptive application or no-action request in connection with the Registration Statement. The Fund may, however, seek to file or rely upon an exemptive application with the Commission seeking an order under the 1940 Act to permit the Fund to include realized long-term capital gains as a part of its regular distributions to Common Shareholders more frequently than would otherwise be permitted by the 1940 Act (generally once per taxable year).

*     *     *

The Registrant is grateful to the staff for its prompt review of the Initial Filing and its comments regarding the Initial Filing. If we can provide you with any additional information or you have any additional comments or questions regarding the Registration Statement or this letter, please do not hesitate to contact the undersigned at (480) 477-2649.

Sincerely,

/s/ Paul Caldarelli
Paul Caldarelli
Counsel

cc:   Huey P. Falgout, Jr., Esq.

Jeffrey Puretz, Esq.

Attachment A

Percent of Total Holdings

As of 8/31/2006

GICS - Sector, Sub-Sector and Industry Group	Goldman Sachs Natural Resources Index	AMEX Energy Select Sector Index (IXE)	AMEX Materials Select Sector Index (IXB)
Energy	83.49	100.00	—
Oil Gas & Consumable Fuels	65.59	75.89	—
Integrated Oil & Gas	38.98	52.85	—
Oil & Gas Exploration & Production	17.07	14.54	—
Oil & Gas Storage & Transportation	3.89	3.01	—
Oil & Gas Refining & Marketing	3.28	4.93	—
Coal & Consumable Fuels	2.37	0.57	—
Energy Equipment & Services	17.90	24.11	—
Oil & Gas Equipment & Services	12.60	16.19	—
Oil & Gas Drilling	5.31	7.92	—
Materials	15.23	—	100.00
Metals & Mining	11.77	—	30.33
Gold	5.15	—	6.60
Diversified Metals & Mining	3.77	—	8.49
Aluminum	2.55	—	7.14
Precious Metals & Minerals	0.21	—	—
Steel	0.09	—	8.10
Paper & Forest Products	2.54	—	10.73
Paper Products	1.51	—	5.90
Forest Products	1.02	—	4.82
Containers & Packaging	0.60	—	6.14
Paper Packaging	0.60	—	3.74
Metal & Glass Containers	—	—	2.40
Chemicals	0.26	—	50.48
Diversified Chemicals	0.26	—	27.34
Fertilizers & Agricultural Chemicals	—	—	7.37
Industrial Gases	—	—	9.11
Specialty Chemicals	—	—	6.67
Construction Materials	0.06	—	2.32
Construction Materials	0.06	—	2.32
Financials	0.46	—	—
Real Estate Investment Trusts	0.46	—	—
Specialized REITs	0.46	—	—
Utilities	0.44	—	—
Gas Utilities	0.44	—	—
Gas Utilities	0.44	—	—
Industrials	0.31	—	—
Industrial Conglomerates	0.31	—	—
Industrial Conglomerates	0.31	—	—
Consumer Discretionary	0.07	—	—
Diversified Consumer Services	0.07	—	—
Specialized Consumer Services	0.07	—	—
Total	100.00	100.00	100.00
Holdings Data As Of
GSSI Natural Resources Index 8/31/2006
Amex Energy Select Index 8/31/2006
Amex Materials Select Index 8/31/2006